Exhibit (d)(5)

                     THIS DEPOSITARY AGREEMENT (this “Agreement”) between Cablevision Systems Corporation, a Delaware corporation (the “Company”) and Mellon Investor Services LLC, a New Jersey limited liability company (“Mellon”), is dated as of January 23, 2003.

1.     Appointment.

                     (a)   The Company hereby appoints Mellon to act as Depositary with respect to the surrender of outstanding stock options and stock appreciation rights that have an exercise price of more than $20.00 (collectively, the “Old Options”) in exchange for restricted shares of common stock of the Company, $0.01 par value per share (the “New Shares”) upon the terms and conditions set forth in the Offer to Exchange, dated January 23, 2003 (the “Offer to Exchange”) and the related Letter of Transmittal, copies of which are attached as Exhibit C, and which together, as they may be amended from time to time, constitute the “Offer.” The “Expiration Date” of the Offer shall be 5:00 p.m., Eastern Standard Time, on February 21, 2003 unless and until the Company shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer shall expire. All terms not defined herein shall have the same meaning as in the Offer to Exchange.

                     (b)   In your capacity as Depositary, you will receive elections to exchange Old Options. Subject to the terms and conditions of this Agreement, you are authorized to accept elections to exchange Old Options in accordance with the first paragraph hereof. Old Options shall be considered validly elected for exchange only if:

(i) you receive prior to the Expiration Date a properly completed and duly executed Letter of Transmittal; and

(ii) a final determination of the adequacy of the items received, as provided in Section 2 hereof, has been made by the Company

                      (c)   You will hold all monies received from option holders electing to exchange Old Options in connection with the Offer in a special account for the benefit of the Company. Promptly following the Company’s acceptance of the Old Options, you shall distribute to the Company the funds in such account.

2.     Procedure for Discrepancies. Mellon shall follow its regular procedures to attempt to reconcile any discrepancies between the number of Old Options that any Letter of Transmittal may indicate are owned by a surrendering option holder and the number that the option holders list (provided by the Company) indicates such option holder owned of record as of the date Mellon receives the Letter of Transmittal. In any instance where Mellon cannot reconcile such discrepancies by following such procedures, Mellon will consult with the Company for instructions as to the number of Old Options, if any, Mellon is authorized to accept for exchange. In the absence of such instructions, Mellon is authorized not to accept any such elections to exchange Old Options and will return to the surrendering option holder (at Mellon’s option by either first class mail under a blanket surety or insurance protecting Mellon and the Company from losses or liabilities arising out of the non-receipt or non-delivery of Old Options (if applicable) or by registered mail insured separately for the value of such Old Options) to such option holder’s address as set forth in the Letter of Transmittal, any certificates (if applicable) for Old Options surrendered in connection therewith, the related Letters of Transmittal and any other documents received with such Old Options.

3.    Procedure for Deficient Items.

                      (a)    Mellon shall examine the Letter of Transmittal and certificates (if applicable) for the Old Options received by it as Depositary to ascertain whether they appear to have been completed and executed in accordance with the instructions set forth in the Letter of Transmittal. In the event Mellon determines that any Letter of Transmittal does not appear to have been properly completed or executed, or where the certificates (if applicable) representing Old Options do not appear to be in proper form for surrender, or any other deficiency in connection with the surrender appears to exist, Mellon will follow, where possible, its regular procedures to attempt to cause such irregularity to be corrected. Mellon is not authorized to waive any deficiency in connection with the surrender, unless the Company provides written authorization to waive the deficiency.

                      (b)   If an election to exchange Old Options is required to be made by a person other than the person in whose name a surrendered certificate (if applicable) is registered, Mellon will issue no certificate (if applicable) for New Shares until the certificate (if applicable) for Old Options so surrendered has been properly endorsed (or otherwise put in proper form for transfer).

                      (c)   If any such deficiency is neither corrected nor waived, Mellon shall return to the surrendering option holder (at Mellon’s option by either first class mail under a blanket surety bond or insurance protecting Mellon and the Company from losses or liabilities arising out of the non-receipt or non-delivery of Old Options or by registered mail insured separately for the value of such Old Options) to such option holder’s address as set forth in the Letter of Transmittal any certificates (if applicable) for Old Options surrendered in connection therewith, the related Letters of Transmittal and any other documents received with such Old Options.

4.     Notice of Withdrawal. In accordance with the following conditions, Mellon will return to any person electing to exchange Old Options hereof, any certificates (if applicable) representing Old Options elected by such person but duly withdrawn pursuant to the Offer. To be effective, a written notice of withdrawal must be received by Mellon within the time period specified for withdrawal in the Offer to Exchange at Mellon’s address set forth in the Offer. Any notice of withdrawal must specify the name of the person having deposited the Old Options to be withdrawn, the number of Old Options to be withdrawn and, if the certificates (if applicable) representing such Old Options have been delivered or otherwise identified to Mellon, the name of the registered option holder(s) as set forth in such certificates. Mellon is authorized and directed to examine any notice of withdrawal to determine whether it believes any such notice may be defective. In the event Mellon concludes that any such notice is defective it shall, after consultation with and on the instructions of the Company, use reasonable efforts in accordance with its regular procedures to notify the person delivering such notice of such determination. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company in its sole discretion, whose determination shall be final and binding. Any Old Options so withdrawn shall no longer be considered to be properly elected unless such Old Options are again elected for exchange prior to the Expiration Date.

5.     Instructions. Any instructions given to Mellon orally, as permitted by any provision of this Agreement, shall be confirmed in writing by the Company as soon as practicable. Mellon shall not be liable or responsible and shall be fully authorized and protected for acting, or failing to act, in accordance with any oral instructions which do not conform with the written confirmation received in accordance with this Section.

6.     Amendment/Extension of Offer. Any amendment to or extension of the Offer, as the Company shall from time to time determine, shall be effective upon notice to Mellon from the Company given prior to the time the Offer would otherwise have expired, and shall be promptly confirmed by the Company in writing; provided that Mellon may rely on and shall be authorized and protected in acting or failing to act upon any such notice even if such notice is not confirmed in writing or such confirmation conflicts with such notice. If at any time the Offer shall be terminated as permitted by the terms thereof, the Company shall promptly notify Mellon of such termination.

7.     Cancellation of Old Options. As of the date the Company commences the Offer, Mellon will become the recordkeeping agent for the Old Options, and shall maintain such records in accordance with its standard practices. On the date the Company accepts Old Options for exchange, the certificates (if applicable) representing such Old Options will be physically canceled by Mellon, and posted to the records Mellon maintains. Mellon will credit the New Shares to a book-entry account maintained by Mellon for each holder who has properly elected to exchange Old Options. At the request of the Company, Mellon will send such holders a statement of the number of New Shares and any other activity in the account. When the restrictions on the New Shares lapse (and provided that the Company has received a signed Restricted Shares Agreement from the applicable holder), at the instruction of the Company, Mellon will issue to the applicable holder physical certificates representing the common shares or, in coordination with the Company’s transfer agent, electronically transfer the applicable number of shares into a brokerage account specified by the holder.

8.     Report of Exchange Activity. At 11:00 a.m. New York City time, or as promptly as practicable thereafter on each business day, or more frequently if reasonably requested as to major tally figures, Mellon shall advise each of the parties named below by telephone as to, based upon a preliminary review (and at all times subject to final determination by the Company), as of the close of business on the preceding business day or the most recent practicable time prior to such request, as the case may be: (i) the number of Old Options duly elected for exchange on such day; (ii) the number of Old Options withdrawn on such day; and (iii) the cumulative totals of Old Options in categories (i) & (ii) above through 12:00 noon, New York City time, on such day:

(a) Victoria D. Salhus, Esq., Senior Vice-President and Deputy General Counsel, Phone: (516) 803-2570, e-mail: vsalhus@cablevision.com.

(b) Lisa B. Questell, Vice-President—Corporate Compensation and Benefits, Phone: (516) 803-2780); e-mail: lquestel@cablevision.com.

Mellon shall furnish to each of the above-named persons a written report confirming the above information which has been communicated orally on the day following such oral communication as well as any other information reasonably requested from time to time. Mellon shall furnish to the Company, such reasonable information, to the extent such information has been furnished to Mellon, on the option holders as may be requested from time to time.

Mellon shall furnish to the Company, upon request, master lists of Old Options elected for exchange, including an A-to-Z list of the option holders electing to exchange such options.

9.    Authorizations and Protection. As agent for the Company hereunder Mellon:

                     (a)   may rely on and shall be fully authorized and protected in acting upon any certificate, instrument, opinion, notice, letter, telegram, telex, facsimile transmission or other document or security delivered to Mellon and believed by Mellon to be genuine and to have been signed by the proper party or parties;

                     (b)   may rely on and shall be fully authorized and protected in acting upon the written, telephonic and oral instructions of any authorized representative of the Company with respect to any matter relating to Mellon acting as depositary pursuant to this Agreement;

                     (c)   may perform any of its duties hereunder either directly or by or through agents or attorneys and Mellon shall not be liable or responsible for any misconduct or negligence on the part of any agent or attorney appointed with reasonable care hereunder; and may consult with counsel satisfactory to Mellon (including internal counsel), and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered, or omitted by Mellon hereunder in good faith and in accordance with the advice of such counsel;

                     (d)   shall not be liable or responsible for any recital or statement contained in the Offer or any other documents relating thereto;

                     (e)   shall not be liable or responsible for any failure on the part of the Company or any other party to comply with any of its covenants and obligations relating to the Offer, including without limitation obligations under applicable securities laws;

                     (f)   shall have no obligation to issue any certificates/ book-entry shares representing New Shares unless the Company shall have authorized a sufficient number of such shares;

                     (g)   shall not be liable to a holder of Old Options for any New Shares or, if applicable, cash in lieu of fractional interests, delivered to a public official pursuant to applicable abandoned property law;

                     (h)   shall not be obligated to take any legal action hereunder; if, however, Mellon determines to take any legal action hereunder, and where the taking of such action might, in Mellon’s judgment, subject or expose it to any expense or liability, Mellon shall not be required to act unless it shall have been furnished with an indemnity satisfactory to it;

                     (i)       shall have no duties or obligations other than those specifically set forth herein or as may subsequently be agreed to in writing by Mellon and the Company;

                     (j)       shall not be authorized, and shall have no obligation, to pay any brokers, dealers, or soliciting fees to any person.

10.    Indemnification. The Company covenants to indemnify Mellon for, and hold Mellon harmless from and against, any loss, liability, claim or expense (“Loss”) arising out of or in connection with its duties under this Agreement or this appointment, including the costs and expenses of defending itself against any Loss or enforcing this Agreement, except to the extent such Loss shall have been determined by a court of competent jurisdiction to be a result of Mellon’s gross negligence or intentional misconduct.

11.    Limitation of Liability.

                     (a)   In the absence of gross negligence or intentional misconduct on its part, Mellon shall not be liable for any action taken, suffered, or omitted by it or for any error of judgment made by it in the performance of its duties under this Agreement. Anything in this agreement to the contrary notwithstanding, in no event shall Mellon be liable for special, indirect, incidental or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if Mellon has been advised of the possibility of such damages and regardless of the form of action. Any liability of Mellon will be limited to the amount of fees paid by the Company hereunder.

                     (b)   In the event any question or dispute arises with respect to the proper interpretation of this Agreement or Mellon’s duties hereunder or the rights of the Company or of any option holders surrendering certificates (if applicable) for Old Options, Mellon shall not be required to act and shall not be held liable or responsible for refusing to act until the question or dispute has been judicially settled (and Mellon may, if it deems it advisable, but shall not be obligated to, file a suit in interpleader or for a declaratory judgment for such purpose) by final judgment rendered by a court of competent jurisdiction, binding on all option holders and parties interested in the matter which is no longer subject to review or appeal, or settled by a written document in form and substance satisfactory to Mellon and executed by the Company and each such option holder and party. In addition, Mellon may require for such purpose, but shall not be obligated to require, the execution of such written settlement by all the option holders and all other parties that may have an interest in the settlement.

12.     Representations, Warranties and Covenants. The Company represents, warrants and covenants that (a) it is duly incorporated, validly existing and in good standing under the laws of its’ jurisdiction of incorporation, (b) the making and consummation of the Depositary Agreement and the execution, delivery and performance of all transactions contemplated thereby (including without limitation this Agreement) have been duly authorized by all necessary corporate action and will not result in a breach of or constitute a default under the certificate of incorporation or bylaws of the Company or any indenture, agreement or instrument to which it is a party or is bound, and (c) this Agreement has been duly executed and delivered by the Company and constitutes the valid, binding and enforceable obligation of it except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

13.   Notices. All notices, demands and other communications given pursuant to the terms and provisions hereof shall be in writing, shall be deemed effective on the date of receipt, and may be sent by facsimile, overnight delivery services, or by certified or registered mail, return receipt requested to:

If to the Company:	with an additional copy to:
Victoria D. Salhus, Esq. Sr. V.P. & Deputy General Counsel Attn: Cablevision Systems Corporation 111 Stewart Avenue Bethpage, NY 11714 Tel: (516) 803-2570 Fax: (516) 803-2577	Max J. Schwartz, Esq. Sullivan & Cromwell LLP 125 Broad St. New York, NY 10004 Tel: (212) 558-4000 Fax: (212) 558-3588
If to Mellon:	with an additional copy to:
Mellon Investor Services LLC Overpeck Centre 85 Challenger Road Ridgefield Park, NJ 07660 Attn: Event Manager Tel: 201-329-8509 Fax: 201-296-4774	Mellon Investor Services LLC Overpeck Centre 85 Challenger Road Ridgefield Park, NJ 07660 Attn: Legal Department Tel: 201-373-7155 Fax: 201-373-7166

14.    Specimen Signatures. Set forth in Exhibit A hereto is a list of the names, titles and specimen signatures of the persons authorized to act for the Company under this Agreement. The Secretary or another authorized officer of the Company shall, from time to time, certify to Mellon the names, titles and signatures of any other persons authorized to act for the Company under this Agreement.

15.    Fees. The Company shall pay to Mellon compensation in accordance with the fee schedule (Exhibit B & Appendix B of the Letter of Intent) hereto, together with reimbursement for reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel, regardless of whether any Old Options are surrendered to Mellon, for Mellon’s services as depositary hereunder.

16.    Termination. The Company may terminate this Agreement at any time by so notifying Mellon in writing. Mellon may terminate this Agreement upon 30 days’ prior notice to the Company. Upon any such termination, Mellon shall be relieved and discharged of any further responsibilities with respect to its duties hereunder. Mellon will forward to the Company or its designee promptly any certificate (if applicable) for Old Options, Letter Of Transmittal or other document that Mellon may receive after its appointment has so terminated.

17. Miscellaneous.

                     (a)   This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflict of laws rules or principles.

                     (b)   No provision of this Agreement may be amended, modified or waived, except in a written document signed by both parties.

                     (c)   In the event that any claim of inconsistency between this Agreement and the terms of the Offer arise, as they may from time to time be amended, the terms of the Offer shall control, except with respect to the duties, liabilities and rights, including compensation and indemnification of Mellon as depositary, which shall be controlled by the terms of this Agreement.

                     (d)   If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed binding and enforceable to the full extent permitted by applicable law.

                     (e)   This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective successors and assigns of the parties hereto.

                     (f)   This Agreement may not be assigned by either party without prior written consent of both parties.

                     (g)   Mellon shall not be liable for any failure or delay arising out of conditions beyond its reasonable control including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, storms, electrical, mechanical, computer or communications facilities failures, acts of God or similar occurrences.

                     (h)   Sections 9, 10, 11, & 15 hereof shall survive termination of this Agreement.

                     (i)   This Agreement constitutes the entire understanding and agreement of the parties with respect to the matters set forth herein and supersedes all prior understandings and agreements.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized officers as of the day and year above written.

CABLEVISION SYSTEMS CORPORATION
By:	/s/ William Bell

	Name: Title:	William J. Bell Vice Chairman

MELLON INVESTOR SERVICES LLC
By:	/s/ Lisa Scolaro

	Name: Title:	Lisa Scolaro Event Manager

Exhibit A Exhibit B Exhibit C	List of Authorized Representatives Schedule of Fees Offer to Exchange and Letter of Transmittal